May 29, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Radian Group Inc. Form 10-K for the year ended December 31, 2007 Form 10-Q for the Fiscal Quarter ended March 31, 2008 File No. 001-11356

Dear Mr. Rosenberg:

We have considered carefully each of the comments in your letter dated May 23, 2008, and on behalf of Radian Group Inc., I respectfully provide our responses to your comments below. For your convenience, the text of each comment is reproduced below before the applicable response. References in this letter to “we,” “us,” “our” or “ours” refer to Radian Group Inc. and its consolidated subsidiaries.

Form 10-K for the Fiscal Year Ended December 31, 2007

A. Mortgage Insurance (Defaults and Claims), page 32

1.	Please disclose why you believe that you will not experience claim payments on some of the defaulted loans in your Pool Insurance portfolio.

Response: A significant portion of our pool insurance portfolio was written in a second-loss position, meaning that we will not be liable to pay claims on a transaction until a specified percentage of the insured pool of mortgages has suffered a loss. For pools with defaults in which we are in a second-loss position, we calculate what the reserve would have been if there had been no deductible. If the existing deductible for a particular transaction is greater than the reserve amount that we calculate for that transaction, we do not establish a reserve for the defaults in that transaction since no claim payment is expected. This is disclosed in our 2007 Form 10-K on pages 8 and 142.

Jim B. Rosenberg

May 29, 2008

B. Financial Guaranty (Defaults and Claims), page 35

2.	Please disclose the net par amount for the transaction in which you insure mortgage-backed securities in which you are obligated to pay principal. Please also disclose what percentage of these securities is in default.

Response: We have principal exposure to residential mortgage backed securities (“RMBS”) in our financial guaranty business. In these transactions, we may be obligated to pay principal if the cash flows on the underlying mortgage collateral are insufficient. The net par amount for these transactions as of December 31, 2007 was approximately $1.2 billion. As of the date of this letter, none of these transactions are in default and none were in default as of December 31, 2007. A detailed discussion of such exposure to RMBS is disclosed in our 2007 10-K beginning on page 99.

C-BASS, page 92

3.	Please tell us how you determined that no impairment of the $50 million loan receivable from C-BASS had occurred at September 30, 2007, given the various events disclosed which resulted in the write-off of the entire carrying value of your investment in C-BASS at September 30, 2007.

Response: We performed an impairment analysis for our investment in C-BASS at September 30, 2007 in accordance with APB No. 18, “The Equity Method of Accounting for Investments in Common Stock (as amended)” (“APB No. 18”) and related standards. The application of APB No. 18 and EITF 98-13, “Accounting by an Equity Method Investor for Investee Losses When the Investor Has Loans to and Investments in Other Securities of the Investee”, (“EITF 98-13”) did not require a write-down of the $50 million loan receivable based on the application of the equity method of accounting as of September 30, 2007. EITF 98-13 states that when an equity-method investment balance is reduced to zero, APB No. 18 should be applied to the loan receivable balance. If there is a balance related to the loan receivable after the application of APB No. 18, the investor should apply SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” (“SFAS No. 114”) for purposes of evaluating impairment of a loan to an equity-method investee. Therefore, the impairment analysis on the loan receivable was performed using the guidance in SFAS No. 114.

Paragraph 13 of SFAS No. 114 states that a creditor shall measure impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate. We received projected cash flows prepared by C-BASS as of September 30, 2007 using then-current market assumptions (which assumed, among other things, significant credit losses and national housing price declines). Based on these cash flows, we determined that the present value of the expected C-BASS operating cash flows, after paying secured and senior note-holders, was sufficient to fully repay our note; therefore, no impairment was recorded in accordance with SFAS No. 114 at September 30, 2007.

Jim B. Rosenberg

May 29, 2008

4.	You disclose on page 74 that you expect to file an amendment to your Form 10-K as soon as practicable to provide the financial statements of C-BASS for the year ended December 31, 2007. Please advise us as to the current status of this amendment.

Response: We have been advised by C-BASS’s management that its 2007 audit is still in progress. While we expect C-BASS to complete its audit in the near term, the complexity in valuing C-BASS’s subprime mortgage loan and mortgage-backed securities portfolio, together with the associated disclosures, and the significant loss of personnel at C-BASS since it was placed into run-off, has caused numerous delays in the completion of this audit. In addition, C-BASS has a new audit firm that was hired very late in the calendar year, and despite the efforts of this firm and the remaining personnel at C-BASS, the audit has still not yet been finalized, and we cannot be sure when, or if, this will occur. In 2007, C-BASS met the significant subsidiary test under Rule 3-09 and Rule 1-02(w) of Regulation S-X because we account for C-BASS under the equity method of accounting and because we recognized a substantial loss from C-BASS due to the disruption in the subprime markets. C-BASS was not a significant subsidiary under Rule 3-09 in 2005 and 2006, however, and we did not include its audited financial statements in our Form 10-K Reports for those years. Today, we do not ascribe any value to C-BASS in our financial statements, and we have no further exposure to any additional losses that C-BASS may incur. For this reason, we believe that the C-BASS financial statements would not be regarded as material by our stockholders. Consequently, we believe the inability to file the C-BASS financial statements, as required by Rule 3-09, should not be regarded as a significant matter, but rather as a technical failure to comply with Rule 3-09 and Rule 1-02(w), for reasons outside of our control.

Mortgage Insurance

NIMS, page 97

5.	Please revise to disclose how you are accounting for the repurchases of the NIMS bonds that you insure. Please disclose the amount of bonds repurchased during each period, the effects of the repurchases on your financial statements, and the specific accounting literature on which your conclusion is based.

Response: In the fourth quarter of 2007, as a risk mitigation initiative, we began purchasing (at a discount to par) NIMS that we insure. These efforts continued during the first quarter of 2008, resulting in an overall reduction of our risk in force related to NIMS by $72.3 million during the two quarters. We had not purchased any NIMS prior to the fourth quarter of 2007.

Jim B. Rosenberg

May 29, 2008

The purchase of the NIMS effectively eliminates our financial guaranty obligation on those bonds because, as the holder of the bonds, we are the recipient of any benefits we may provide as the guarantor of the NIMS. The assets recorded as a result of the purchase of NIMS are accounted for as derivative instruments in accordance with SFAS No. 133, paragraph 13. The cash flows of the NIMS purchased are subject to significant volatility due to prepayment and default risk and are therefore accounted for as derivative instruments when held without the benefit of third-party credit enhancement.

Since the fourth quarter of 2007 when we began purchasing our insured NIMS, the overall impact to our financial statements has been immaterial. In future filings, we will include disclosure regarding our accounting for the purchase of NIMS and, if material, the impact of such purchases on our financial statements that is substantively similar to the following:

We account for the purchase of our insured NIMS as follows: The NIMS purchased are accounted for as derivative assets and are recorded at fair value in accordance with SFAS No. 133, paragraph 13. The liability representing the unrealized loss associated with the purchased NIMS is eliminated. The difference between the amount we pay for the NIMS and the sum of the fair value of the NIMS and the eliminated liability represents the net positive impact to earnings. During the fourth quarter of 2007, we paid $25.9 million for NIMS purchased, recorded bonds with a fair value of $6.8 million and eliminated a liability of $25.5 million with respect to these NIMS. The net positive impact to earnings for the period was $6.4 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Account Policies

Reserve for Losses, page 141

6.	Please revise your disclosure regarding the estimate of your Mortgage Insurance loss and LAE reserves to discuss:

•	How the model specifically differentiates between prime and other products.

Response: The product type of each loan (prime, sub-prime, Alt-A and pool) is assigned when it is insured. Different product types typically exhibit different loss behavior. Accordingly, the model applies different ultimate claim rates and severities to each product type. The severity is defined as a percentage of the insured loan that we expect to pay if the loan transitions to a claim. We will revise future filings to clarify how the model differentiates between prime and other products.

Jim B. Rosenberg

May 29, 2008

•	The specific actuarial projection methodologies used and the key assumptions that affect the methodologies.

Response: We will revise future filings to clarify that the primary actuarial projection methodology used is a “roll rate” analysis to determine the ultimate claim rates. As discussed on page 141 of our 2007 Form 10-K, we use claim payment history for each product to help determine the likelihood that a default will result in a claim and the amount that we will pay if a default becomes a claim. Therefore, the key assumption affecting our methodology is that future ultimate claim rates and severities will be consistent with our historical experience.

•	How your key assumptions have changed historically over the periods presented.

•	The current industry trends and how those trends have affected your current assumptions.

Response (Third and Fourth Bullets): Historically, our key assumption regarding future ultimate claim rates and severity being consistent with historical experience has not changed. Recently, however, ultimate claim rates and severities have been increasing as discussed in our 2007 10-K (pp. 34 and 95, 103 and 108) and Form 10-Q for the quarter ended March 31, 2008 (pp. 32 and 36). As a result, in the fourth quarter of 2007, we refined our loss reserving methodology to assume that the deteriorating trends in mortgage insurance claim rates will continue for the next three successive quarters. As discussed in our 2007 10-K (p. 95), we believed this change in assumption was necessary to further align our claim rate expectations with our expectations for continuing deterioration in the housing and credit markets, which we believe will make it more likely that existing defaults will ultimately result in a claim.

Derivative Instruments and Hedging Activity, page 144

7.	Please revise to disclose how you determine the fair value of your credit default swap guarantees.

Response: We will include in future filings the following description of the fair value of our credit default swap guarantees (referred to as “Mortgage insurance domestic and international CDS”):

The fair value of our mortgage insurance domestic and international CDS is based on quotes obtained from our counterparties. These quotes are validated by internally-developed models using loss assumptions and projections based on the performance of the underlying collateral.

Jim B. Rosenberg

May 29, 2008

This description was included in our Form 10-Q for the quarter ended March 31, 2008 (pp. 11 and 67).

Notes to Consolidated Financial Statements

Note 3. Investments, page 179

8.	Please revise to disclose the portion of your investment portfolio that is insured by monoline insurance companies, including the credit ratings for these investments with and without the guarantee. In addition, please disclose the exposure to guarantor default including any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Response: As of December 31, 2007, 25.4% of the municipal bonds and other fixed income securities included in our investment portfolio were insured by monoline insurance companies. The highest concentration among any one monoline insurer as of December 31, 2007 was approximately 6.5% of our total investments. All insured bonds are carried at fair value on our balance sheet and are categorized as Level II assets in accordance with SFAS No. 157, which demonstrates strong evidence of the certainty of the fair value of these securities. The underlying obligations are generally rated A or AA without the benefit of insurance, and therefore, have a low probability of default without taking insurance into consideration. We have no direct investment in any monoline insurance company. Based on the foregoing, we do not believe the additional requested disclosure would be material to an investor seeking to understand the risk inherent in our investment portfolio.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Note 2 – Fair Value of Financial Instruments, page 6

9.	You disclose that the use of different market assumptions and/or estimation methodologies may have a significant effect on the estimated fair value amounts of derivative assets and liabilities. Please revise to discuss how your internal models calculate fair value for each significant type of derivative asset and liability, and to provide a more robust disclosure of the various inputs and assumptions used in the respective models. Please discuss how you factored in market credit spreads, default probabilities, default timing, recovery rates, collateral value and any other significant items in your inputs and assumptions. Please also quantify the impact that reasonably likely changes in the key assumptions used would have on the financial statements.

Jim B. Rosenberg

May 29, 2008

Response: In our Form 10-Q for the quarter ended March 31, 2008 (pp. 10-11 and 66-67), we have provided a description of our internal models for each of the following types of derivative assets and liabilities, which constitute substantially all of our derivative assets and liabilities: (1) Put Options on committed preferred securities (“CPS”), (2) NIMS credit derivatives and NIMS VIE derivative assets, (3) Corporate CDOs, (4) Non-corporate CDOs, (5) Assumed financial guaranty credit derivatives, and (6) Mortgage Insurance domestic and international CDS. The substantial portion of the change in fair values of these instruments is driven by market credit spreads, which incorporate inherent assumptions regarding default probabilities, recovery rates, and collateral values. In addition to this information, in future filings, we propose to include the following information for each derivative type as indicated below:

NIMS credit derivatives and NIMS VIE derivative assets – Expected losses are estimated for each transaction using projected default rates based on historical experience of similar transactions. There are no collateral recovery rates assumed given the loss position of the NIMS in the transaction structures.

Corporate CDOs – The primary drivers of the change in market value of the Corporate CDOs is the spread of the equivalent tranche of the CDX and our credit default swap spread.

Non-Corporate CDOs – The primary drivers of the change in market value of the non-corporate CDOs are the financial sector corporate credit default swap spreads, the ABX, TABX, and CMBX indices, as well as our credit default swap spread.

With respect to quantifying the impact of reasonable changes in assumptions, in future filings, we propose to include in the fair value footnote the sensitivity analysis that is currently disclosed in Item 3 of Part I of our Form 10-Q for the quarter ended March 31, 2008 (p. 72), which quantifies sensitivities to market spreads and also to our credit default swap spread.

The fair value of our assumed financial gauranty credit derivatives, as well as our mortgage insurance domestic and international CDSs are primarily based on market quotes obtained from third parties as described in our Form 10-Q for the quarter ended March 31, 2008 (pp. 11 and 67); and therefore, we are not able to estimate market value sensitivities on these instruments. These instruments are not considered to be a material portion of our total risk exposure to derivative instruments.

Jim B. Rosenberg

May 29, 2008

10.	You disclose on page 12 that the fair value of your derivative liabilities was reduced by $2.1 billion due to the incorporation of your non-performance risk into your fair value measurements as required by SFAS 157. You also disclose on page 33 that the $316 million carrying value of your total net liabilities relating to NIMS is less than your total expected credit losses due to the incorporation of the market’s perception of your non-performance risk. Please revise your disclosure to quantify the differences between the recorded fair value of your derivative assets and liabilities and the actual amounts you currently expect to realize upon settlement or maturity, along with the basis for your views.

Response: We disclose our expected losses on NIMS because we have internally quantified expected losses that are in excess of our fair market value. These expected losses were estimated for each relevant transaction using projected default rates based on historical experience of similar transactions. With respect to our other derivative liabilities, however, we either have been unable to quantify with a reasonable degree of certainty an expected loss amount that can be segregated from our unrealized mark to market loss, or we have identified an expected loss amount that is immaterial in relation to the unrealized loss recorded. While we have not quantified a specific credit loss amount as of March 31, 2008 associated with our CDS business, we do not believe there will be a material difference between our CDS unrealized loss and the ultimate settlement values for these obligations as of that date. This is disclosed on p. 33 of our Form 10-Q for the quarter ended March 31, 2008.

In connection with the responses to the comments set forth above, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Jim B. Rosenberg

May 29, 2008

If you have any questions about any of the responses to your comments or require further explanation, please do not hesitate to contact me at (215) 231-1444.

Sincerely,

/s/ C. Robert Quint
C. Robert Quint
Chief Financial Officer